================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 10)*

                     BALLY TOTAL FITNESS HOLDING CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    05873K108
                                 (CUSIP Number)

                 MR. JOSEPH R. THORNTON, CHIEF OPERATING OFFICER
                         PARDUS CAPITAL MANAGEMENT L.P.
                           1001 AVENUE OF THE AMERICAS
                                   SUITE 1100
                               NEW YORK, NY 10018
                                 (212) 719-7550

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                             JEFFREY D. MARELL, ESQ.
                              CARL L. REISNER, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064

                                DECEMBER 5, 2005
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO.  05873K108                                               PAGE  2 OF 8

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Pardus European Special Opportunities Master Fund L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)  [_]
                                                        (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                             [_]  Not Applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    5,311,000*
                 NUMBER OF                   -----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   -----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          5,311,000*
                   PERSON                    -----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,311,000*
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                             [_]  Not Applicable
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

* Pardus European Special Opportunities Master Fund L.P., a limited partnership formed under the laws of the Cayman Islands (the "Fund"), is the beneficial owner of 5,311,000 shares of the common stock, par value $0.01 per share (the "Shares"), of Bally Total Fitness Holding Corporation, a Delaware corporation (the "Company"). Pardus Capital Management L.P., a Delaware limited partnership ("PCM"), serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. Pardus Capital Management LLC, a Delaware limited liability company ("PCM LLC"), as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of November 29, 2005 there were 37,940,480 shares of the Company's common stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 5,311,000 Shares, or 14% of the issued and outstanding Shares.

CUSIP NO.  05873K108                                               PAGE  3 OF 8

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Pardus Capital Management L.P. (34-2037131)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)  [_]
                                                        (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                             [_]  Not Applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    5,311,000*
                 NUMBER OF                   -----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   -----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          5,311,000*
                   PERSON                    -----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,311,000*
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                             [_]  Not Applicable
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IA
--------------------------------------------------------------------------------

* The Fund is the beneficial owner of 5,311,000 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC, and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of November 29, 2005 there were 37,940,480 shares of the Company's common stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 5,311,000 Shares, or 14% of the issued and outstanding Shares.

CUSIP NO.  05873K108                                               PAGE  4 OF 8

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Pardus Capital Management LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)  [_]
                                                        (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                             [_]  Not Applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    5,311,000*
                 NUMBER OF                   -----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   -----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          5,311,000*
                   PERSON                    -----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,311,000*
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                             [_]  Not Applicable
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

* The Fund is the beneficial owner of 5,311,000 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of November 29, 2005 there were 37,940,480 shares of the Company's common stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 5,311,000 Shares, or 14% of the issued and outstanding Shares.

CUSIP NO.  05873K108                                               PAGE  5 OF 8

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Mr. Karim Samii
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)  [_]
                                                        (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                             [_]  Not Applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    5,311,000*
                 NUMBER OF                   -----------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY                   -----------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          5,311,000*
                   PERSON                    -----------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,311,000*
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                             [_]  Not Applicable
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

* The Fund is the beneficial owner of 5,311,000 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Company, as of November 29, 2005 there were 37,940,480 shares of the Company's common stock issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 5,311,000 Shares, or 14% of the issued and outstanding Shares.

CUSIP NO.  05873K108                                               PAGE  6 OF 8


         Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends the Schedule 13D Statement originally filed by Pardus Capital Management L.P., a Delaware limited partnership ("PCM"), dated September 6, 2005, as amended by Amendment No. 1, dated September 6, 2005, Amendment No. 2, dated September 6, 2005, Amendment No. 3, dated September 8, 2005, Amendment No. 4, dated September 15, 2005, Amendment No. 5, dated September 23, 2005, Amendment No. 6, dated October 6, 2005, Amendment No. 7, dated October 17, 2005, Amendment No. 8, dated October 24, 2005, and Amendment No. 9, 2005, dated November 17, 2005 (as amended, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Shares"), of Bally Total Fitness Holding Corporation, a Delaware corporation (the "Company"). This Amendment No. 10 to the Schedule 13D is being filed on behalf of Pardus European Special Opportunities Master Fund L.P., a limited partnership formed under the laws of the Cayman Islands (the "Fund"), PCM, Pardus Capital Management LLC, a Delaware limited liability company ("PCM LLC"), and Mr. Karim Samii (individually, a "Reporting Person", and collectively, the "Reporting Persons").

Item 1.  SECURITY AND ISSUER.

         No material change.

Item 2.  IDENTITY AND BACKGROUND.

         No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No material change.

Item 4.  PURPOSE OF TRANSACTION.

         This Item 4 is hereby amended by adding the following:

            "After an evaluation of options, the Reporting Persons and certain of their associates filed a Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement") dated December 5, 2005 with the Securities and Exchange Commission in connection with the Annual Meeting. The Proxy Statement relates to the solicitation of proxies to elect Charles J. Burdick, Barry R. Elson and Don
R. Kornstein to serve as Class III directors on the Company's board of directors and to approve and adopt a binding resolution to repeal each provision or amendment of the By-laws of the Company, if any, adopted by the board of directors without the approval of the Company's stockholders subsequent to May 25, 2005 (purportedly the last date of reported changes) and prior to the approval and adoption of such resolution at the Annual Meeting. A copy of the Proxy Statement has been attached as Exhibit 7.

         Except as otherwise described in this Item 4 of this Schedule 13D, as amended, the acquisition of the Shares by the Fund is for investment purposes on behalf of the Fund."

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b).

The beneficial ownership and ownership percentages set forth herein are as of December 5, 2005. All ownership percentages set forth herein assume that there are 37,940,480 Shares outstanding, based on the total number of shares reported in the Annual Report on Form 10-K of the Company filed with the Securities and Exchange Commission on November 30, 2005 to be issued and outstanding as of November 29, 2005.

The responses to Items 7, 8, 9, 10, 11 and 13 of the inside cover pages of this
Schedule 13D are hereby incorporated by reference in response to this Item 5.

The Fund is the beneficial owner of 5,311,000 Shares of the Company. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the

CUSIP NO.  05873K108                                               PAGE  7 OF 8


Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund.

         (c) Since the filing of Amendment 9 to the Schedule 13D on November 17, 2005, the Fund has acquired Shares from the Company as follows:

-------------------------------------------------------------------------------
CAPITAL STOCK         TRADE DATE    BUY/SELL        AMOUNT       PRICE
-------------------------------------------------------------------------------
Common Stock          11/18/05      Buy(1)          87,692       See Footnote 1
-------------------------------------------------------------------------------
Common Stock          11/29/05      Buy              2,500       $   6.84
-------------------------------------------------------------------------------
Common Stock          11/29/05      Buy                100       $   6.84
-------------------------------------------------------------------------------
Common Stock          11/29/05      Buy              1,000       $   6.84
-------------------------------------------------------------------------------
Common Stock          11/29/05      Buy             10,000       $   6.84
-------------------------------------------------------------------------------
Common Stock          11/29/05      Buy                600       $   6.84
-------------------------------------------------------------------------------
Common Stock          11/29/05      Buy             10,800       $   6.85
-------------------------------------------------------------------------------
Common Stock          11/29/05      Buy             11,308       $   6.85
-------------------------------------------------------------------------------
Common Stock          11/29/05      Buy             14,000       $   6.85
-------------------------------------------------------------------------------
Common Stock          11/29/05      Buy             25,000       $   6.85
-------------------------------------------------------------------------------
Common Stock          11/30/05      Buy                900       $   6.85
-------------------------------------------------------------------------------
Common Stock          11/30/05      Buy                100       $   6.88
-------------------------------------------------------------------------------
Common Stock          11/30/05      Buy                200       $   6.89
-------------------------------------------------------------------------------
Common Stock          11/30/05      Buy              8,800       $   6.90
-------------------------------------------------------------------------------
Common Stock          11/30/05      Buy             10,000       $   7.01
-------------------------------------------------------------------------------
Common Stock          11/30/05      Buy              5,000       $   7.01
-------------------------------------------------------------------------------
Common Stock          12/02/05      Buy                500       $   6.61
-------------------------------------------------------------------------------
Common Stock          12/02/05      Buy              2,500       $   6.57
-------------------------------------------------------------------------------
Common Stock          12/02/05      Buy              1,000       $   6.57
-------------------------------------------------------------------------------
Common Stock          12/02/05      Buy              2,500       $   6.60
-------------------------------------------------------------------------------
Common Stock          12/02/05      Buy                500       $   6.57
-------------------------------------------------------------------------------
Common Stock          12/02/05      Buy              5,000       $   6.65
-------------------------------------------------------------------------------
Common Stock          12/02/05      Buy                500       $   6.65
-------------------------------------------------------------------------------
Common Stock          12/02/05      Buy              2,500       $   6.65
-------------------------------------------------------------------------------
Common Stock          12/02/05      Buy              1,300       $   6.60
-------------------------------------------------------------------------------
Common Stock          12/02/05      Buy                500       $   6.64
-------------------------------------------------------------------------------
Common Stock          12/02/05      Buy             36,000       $   6.65
-------------------------------------------------------------------------------
Common Stock          12/02/05      Buy             10,700       $   6.65
-------------------------------------------------------------------------------
Common Stock          12/02/05      Buy              1,300       $   6.66
-------------------------------------------------------------------------------
Common Stock          12/02/05      Buy              2,000       $   6.72
-------------------------------------------------------------------------------
Common Stock          12/02/05      Buy              2,000       $   6.67
-------------------------------------------------------------------------------
Common Stock          12/02/05      Buy              2,000       $   6.70
-------------------------------------------------------------------------------
Common Stock          12/02/05      Buy             20,000       $   6.81
-------------------------------------------------------------------------------
Common Stock          12/02/05      Buy              6,000       $   6.83
-------------------------------------------------------------------------------
Common Stock          12/02/05      Buy              2,000       $   6.83
-------------------------------------------------------------------------------
Common Stock          12/02/05      Buy              2,000       $   6.90
-------------------------------------------------------------------------------
Common Stock          12/02/05      Buy              3,000       $   6.91
-------------------------------------------------------------------------------
Common Stock          12/02/05      Buy              5,200       $   6.90
-------------------------------------------------------------------------------
Common Stock          12/02/05      Buy                900       $   6.86
-------------------------------------------------------------------------------
Common Stock          12/02/05      Buy                200       $   6.87
-------------------------------------------------------------------------------
Common Stock          12/02/05      Buy                100       $   6.87
-------------------------------------------------------------------------------
Common Stock          12/02/05      Buy             12,800       $   6.85
-------------------------------------------------------------------------------

         (d) Not applicable.

---------------------
(1) Shares received by the Fund as consideration the Fund elected to receive in the consent solicitation commenced by the Company on October 18, 2005 (which expired at 5:00 p.m. on November 1, 2005).

CUSIP NO.  05873K108                                               PAGE  8 OF 8


         (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No material change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit 6: Joint Filing Agreement, dated December 5, 2005, among the Reporting Persons.

              Exhibit 7: Preliminary Proxy Statement on Schedule 14A as filed with the Securities and Exchange Commission, dated December 5, 2005.

                                    SIGNATURE


         After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   December 5, 2005

                                        PARDUS EUROPEAN SPECIAL OPPORTUNITIES
                                        MASTER FUND L.P.

                                        By: Pardus Capital Management L.P.,
                                            its Investment Manager

                                        By: Pardus Capital Management LLC,
                                            its general partner


                                        By: /s/ Karim Samii
                                            -----------------------------------
                                            Name:  Karim Samii
                                            Title: Sole Member



                                        PARDUS CAPITAL MANAGEMENT L.P.

                                        By: Pardus Capital Management LLC,
                                            its general partner


                                        By: /s/ Karim Samii
                                            -----------------------------------
                                            Name:  Karim Samii
                                            Title: Sole Member



                                        PARDUS CAPITAL MANAGEMENT LLC


                                        By: /s/ Karim Samii
                                            -----------------------------------
                                            Name:  Karim Samii
                                            Title: Sole Member



                                        /s/ Karim Samii
                                        ---------------------------------------
                                        Karim Samii




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).